FILED BY: PFIZER INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: ASTRAZENECA PLC

COMMISSION FILE NO. 001-11960

Pfizer Inc 235 East 42nd Street New York, NY 10017 Ian Read Chairman and Chief Executive Officer

Dear Colleagues,

Today we announced results for the first quarter of 2014.

I’ll start with a few comments about the quarter and then touch on the announcements we made last week regarding a potential strategic combination with AstraZeneca.

Performing in a Challenging Operating Environment

Overall we continue to perform well in a challenging operating environment and our financial performance for the quarter was in-line with our expectations. We did see a decline in our top line due to the continuing impact of product losses of exclusivity and the expiration or near-term termination of some collaborations. However, excluding this impact, we had 1 percent operational growth driven by the performance of several of our key products, including Lyrica, Xalkori and Inlyta globally, Enbrel outside of the U.S. and Canada, and Eliquis and Xeljanz in the U.S., and from our collaboration with Mylan to market generic drugs in Japan. We also saw several positive developments in our pipeline with palbociclib, bococizumab, the Meningitis B vaccine and the Prevnar 13 CAPiTA trial results. In addition, we continued our solid track record when it comes to using our capital to generate value for shareholders. We believe we are taking the right actions for driving our performance and delivering solid results.

Creating a Strong Culture

We also held our second OWNIT! Day during the quarter. Based on your feedback, this year’s event was even more successful than last year’s. Your engagement, energy and creativity were unparalleled. Across the world, colleagues developed programs that reinforced our Thriving in Change theme. There was active participation in every market and across every area of the company.

I am proud of the tangible progress we have achieved in making our culture strong. Through your passion and belief in our purpose, mission and values, we are creating an ownership culture that differentiates us, enabling us to win and to own our future. As you have heard me say on multiple occasions, a strong culture will give us a competitive advantage, which is particularly important as we contemplate a potential strategic combination with AstraZeneca.

Update on Proposal to AstraZeneca

No doubt you must have many questions about the recent news concerning our proposal to AstraZeneca to combine our two companies and the rejection of our offer by AstraZeneca’s Board. While much has been written and will continue to be written in the press, it’s important to keep in mind why we have decided to pursue such a move. First and foremost – our strategy is sound. What makes this combination so compelling is how it aligns with our Imperatives for improving the performance of our Innovative Core and making the right capital allocation decisions for creating shareholder value. A combination with AstraZeneca would potentially enable an acceleration of our business strategy and strengthen our competitive position.

Our two businesses have highly complementary commercial portfolios and research platforms. By bringing them together we would further strengthen and gain greater depth across each of our commercial business segments. And most importantly, a combination with AstraZeneca would mean that patients would benefit from an unprecedented breadth of therapeutic mechanisms and important drug combinations for improved management of chronic, difficult-to-treat diseases. From a shareholder perspective, a potential combination would create an attractive financial profile and give us a greater ability to drive significant value creation potential.

There will continue to be much speculation in the media as we evaluate our options and determine next steps. Over the course of the next several weeks you will continue to see stories in the press that will attempt to shed doubt on our commitment to research. Please try to ignore this and any future inaccurate chatter. Much of what you will read is purely speculative or even intended to create confusion and doubt. Given there are constraints under the UK Takeover Code as to what we can say about a potential transaction with AstraZeneca, we will do our best to provide updates when possible.

Confidence in Pfizer’s Colleagues

We can only consider undertaking a move of this size because of the confidence we have in the underlying strength of our business, and more importantly because of the confidence I and the entire leadership team have in colleagues’ ability to take on this challenge. Over the course of the last year you have demonstrated an incredible capacity to adapt to the changes in our business and fluctuations in the market. If we do combine with AstraZeneca, I am confident that with your support we have the potential to create an even stronger company with the potential to lead the industry.

As you know our mission is to become the premier innovative biopharma company by the end of this decade. We are well on our way, and if completed, a combination with AstraZeneca would help us to accelerate our ability to achieve our mission and would start another new chapter in our storied legacy of serving patients.

I feel a sense of pride and excitement spreading across the organization and believe it’s due in large measure to the strength of our OWNIT! culture. I firmly believe we have the wind at our backs. We need to stay focused, execute on our 2014 plan and work hard every day to gain the trust and respect of society. This is what thriving in change is all about.

Forward-Looking Statements

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Pfizer and the combined businesses of AstraZeneca and Pfizer and certain plans and objectives of Pfizer with respect thereto, including the expected benefits of a potential combination as well as whether a potential combination will be pursued. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use future dates or words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the possibility that a possible offer will not be pursued or will be pursued on different terms and conditions, failure to obtain necessary regulatory approvals or any required financing or to satisfy any of the other conditions to a possible combination, adverse effects on the market price of Pfizer’s common stock and on Pfizer’s operating results because of a failure to complete the possible combination, failure to realize the expected benefits of the possible combination, negative effects of the announcement or the consummation of the possible combination on the market price of Pfizer’s common stock, significant transaction costs and/or unknown liabilities, general economic and business conditions that affect the combined companies following a possible combination, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax laws, regulations, rates and policies, future business combinations or disposals and competitive developments. These forward-looking statements are based on numerous assumptions and assessments made by Pfizer in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this document could cause Pfizer’s plans with respect to AstraZeneca, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this document are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this document. Pfizer assumes no obligation to update or revise the information contained in this document (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties can be found in Pfizer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its subsequent reports on Form 10-Q and Form 8-K, the contents of which are not incorporated by reference into, nor do they form part of, this document.

Additional U.S.-Related Information

This document is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Pfizer or AstraZeneca. Subject to future developments, Pfizer may file a registration statement and/or tender offer documents with the U.S. Securities and Exchange Commission (the “SEC”) in connection with a possible combination. Pfizer and AstraZeneca shareholders should read those filings, and any other filings made by Pfizer with the SEC in connection with a possible combination, as they will contain important information. Those documents, if and when filed, as well as Pfizer’s other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at Pfizer’s website at www.pfizer.com.